Exhibit 1
Management’s Discussion and Analysis
May 31, 2006
The following is management’s discussion in respect of the results operations of Bennett Environmental Inc. (“Bennett” or the “Company”) for the year ended December 31, 2005 and comparative statements for December 31, 2004 and should be read in conjunction with the audited annual consolidated financial statements and notes for the year ended December 31, 2005 and 2004. The financial statements of the Company are presented in Canadian dollars and in accordance with generally accepted accounting principles in Canada. The following discussion of the financial condition is current as of May 31, 2006. Additional information related to the Company, including its Annual Information Form and Management Information Circular and Proxy form is available on SEDAR at www.sedar.com.
CORPORATE OVERVIEW
Bennett Environmental Inc. is a North American leader in soil remediation services, targeting Canada and the North eastern United States. Our high temperature thermal oxidation process is the industry’s leading technology for rehabilitating contaminated soil.
Our decontamination process heats contaminants to over 1,000 degrees Celsius, which destroys contaminants and allows soil to be safely returned to the environment. Bennett recently received approval to process dioxins and furans as part of its treatment process.
Bennett sets itself apart from its competitors by its commitment to the environment and maintaining high emission standards that meet and exceed government-approved levels.
The foundation of our success lies in our highly skilled workforce and our commitment to customer service. We believe in operating a transparent company with strong social corporate responsibility policies and good governance.
STRATEGY
Bennett is embarking on a new long-term strategy focused on building sustainable growth and shareholder value. Our objective is to transform the Company into a full-service environmental solutions firm that focuses on more than high temperature soil remediation. We plan to build shareholder value by expanding into new markets and services. In addition to soil remediation, the opportunities we may pursue include:
•	Project management

•	Brownfield developments

•	Landfill, transfer and broker services

STRATEGY (CONTINUED)
•	Low thermal remediation

•	Metals remediation

•	Bioremediation

•	Waste water treatment

•	Mobile services
CORE BUSINESS
Bennett’s key market segments, described below, include soil remediation and debris decontamination.
SOIL REMEDIATION
Récupère Sol Inc. (RSI): This is our primary soil remediation facility located in Saint Ambroise, Quebec. RSI is an ISO 14001-certified facility. It treats soils contaminated with hydrocarbons, such as PCBs and its compliance certificate was recently expanded in 2005 to include dioxins and furans. The plant has an annual processing capacity of 100,000 tonnes and could vary depending on the nature of material being processed. In 2005, RSI processed 43,351 tonnes of contaminated soil and the plant accounts for 81% of Bennett’s revenues. Last year, RSI committed more than $231,000 to local various community-based activities.
Belledune: This is our latest state-of-the-art facility, which is nearing start up, and is located in the Renviro Park near the Village of Belledune, New Brunswick. The Belledune facility is situated on 20 acres of land and will operate a Mark IV Thermal Oxidizer. The facility has applied for a permit to treat 100,000 metric tonnes per year of hydrocarbons and creosote impacted soil and will undergo test burns in 2006 as part of its compliance procedure. Belledune will not begin operations until adequate volumes of soil are received for processing.
CONTAMINATED GOODS
Material Resource Recovery (MRR): MRR specializes in the thermal destruction of PCB-contaminated debris, including construction material such as wood, concrete and metal. The Cornwall, Ontario-based plant also processes contaminated plastics and has the equipment and required permits to treat contaminated water.
The plant processed 1,183,000 kgs of materials and accounted for 13% of revenues.
MRR’s “Turn Key” service program provides clients with a complete and integrated package of services for treating environmentally sensitive materials. Services include any necessary regulatory notifications and on site, analytical, transportation and destruction services. MRR’s “Turn Key” service is tailored to meet the specialized needs of individual customers and provides them with a cost-effective decontamination program for any size of job.

SELECTED ANNUAL INFORMATION
The following sets forth selected financial data for each of the three most recently completed financial years.

(Cdn $)	2005	2004 (*1)	2003
Revenue	29,250,249	30,642,052	64,487,677
Net Earnings (loss)	(25,044,823)	(13,955,024)	13,593,244
Earnings per Share — basic	(1.16)	(0.76)	0.81
Earnings per Share — diluted	(1.16)	(0.76)	0.78
Return of Sales (defined as net earnings (loss) divided by sales)	N/A	N/A	21%
Working Capital	20,102,384	25,919,525	24,777,605
Long-term liabilities	808,996	1,483,045	993,593
Shareholder’s Equity	56,361,667	80,003,390	54,317,774
Total Assets	65,525,072	90,012,402	70,168,207

*1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.
SUMMARY OF 2005 PERFORMANCE
Bennett’s financial results for the year ended December 31, 2005 showed a slow and steady improvement over 2004. We reduced our operating costs, improved our EBITDA (defined as Earnings before interest, taxes, and amortization) and cut our operating loss over the prior year. This indicates that our emphasis on sales, improving order flow, managing costs and increasing productivity is positively impacting our bottom line.
In the year ended December 31, 2005 our sales grew to $29.3 million. We recorded a net loss of $25.0 million or $1.16 per share compared to a loss of $14.0 million or $0.76 per share for the same period in 2004. A significant portion of the loss related to a non-cash impairment of its processing facility in New Brunswick. The Company recorded a non-cash impairment of $15.4 million for its facility in Belledune, New Brunswick.
In 2005 the Company settled a shareholder class action lawsuit that was commenced in the third quarter of 2004. The Company recorded a charge of approximately $0.9 million ($0.75 million USD) for its portion of the settlement of the shareholder class action. The total settlement amount was $11.7 million ($9.75 million USD), with the Company’s insurer contributing $10.8 million ($9.0 million USD). The settlement agreement was approved by the courts in the first quarter of 2006.

SUMMARY OF 2005 PERFORMANCE (CONTINUED)
The Company also reached an agreement with the Quebec Ministry of Sustainable Development and Parks (the “Ministry”), respecting their Prior-Notice that was filed over one year ago. The Company has agreed to incorporate new standards of dioxins and furans and a new testing protocol into its operating permit in exchange for the Ministry to withdraw its prior-notice that was issued September 16, 2004.
In total, 43,351 tonnes of soil were processed at the Quebec facility during 2005 and the Quebec facility shut down for 20 weeks because of a lack of soil in-feed and to conduct maintenance work.
The Company’s MRR facility in Cornwall processed approximately 1,183,000 kg of material in 2005. Processing volumes increased over the previous year by 260,000 kg.
The Company is pleased to announce that it has completed the environmental Compliance Test at its facility in Belledune, New Brunswick. The Compliance Test was completed on April 19, 2006 and the samples that were taken by an independent third party environmental consulting firm, during the testing period, were sent to a laboratory for analysis. BEI believes that it will take the laboratory up to eight (8) weeks to complete the analysis of the test samples. Once the analysis is complete, those results will be sent to the Government of New Brunswick for review against the draft operating permit.
The Company recorded a non-cash impairment of $15.4 million for its facility in Belledune, New Brunswick. The new facility in Belledune was completed in 2004 and during 2005, the Company had anticipated that the site would be able to conduct test burns in order to receive its final operating permit to begin commercial operations. However, the Company has not been able to conduct any test burns in 2005 and does not expect to obtain the final operating permit until mid-2006. The company performed an impairment test on the recoverability of the assets at Belledune and wrote them down accordingly.
RESULTS OF OPERATIONS
CONSOLIDATED FINANCIAL RESULTS
The consolidated net loss for the year ended December 31, 2005 was $25.0 million or a net loss of $1.16 per share compared to a loss of $14.0 million or $0.76 per share for the same period in 2004.
OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005
SALES
Sales for the year ended December 31, 2005 were $29.3 million compared to $30.6 million in 2004. The Company’s Quebec facility processed about 43,351 tonnes and about 1,183,000 kilograms were processed at the Cornwall facility. Our Belledune, New Brunswick facility was not operating during 2004 and 2005. As well, Bennett shipped about 11,539 tonnes of non-hazardous material to non-Company owned landfill sites.

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005 (CONTINUED)
SALES
The following table summarizes revenue by facility for 2005 compared to the same period in the prior year (expressed in Cdn $ millions):

	2005	2004(restated *1,2)
Saint Ambroise, Quebec	$23.7	$15.9

Saglek (restated 1)	—	$7.1

Cornwall, Ontario	$3.8	$3.3

Land filling	$1.8	$4.3

Total Sales	$29.3	$30.6

*1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.

*2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statements for the years ended December 31, 2004 and 2003 for further explanation.
For the year ended December 31, 2005, average revenue per tonne for soil processing was approximately $548 per tonne compared to $638 per tonne in 2004.
CONTRIBUTION MARGINS
For the year ended December 31, 2005 contribution margins (defined as sales less operating expenses) were $9.8 million compared to a contribution margin of $5.1 million a year earlier. On a per tonne basis, gross contribution margins improved to approximately $175 per tonne from a gross margin of $63 per tonne in the same period last year. Contribution margins improved for a number of reasons, most significantly, most new contracts being negotiated excluded transportation costs. These costs are being incurred by the customer.. This diminishes the risk associated with transportation expense as fuel costs continue to increase.

OPERATING COSTS
Operating costs for the year ended December 31, 2005 were $19.5 million compared to $25.6 million for the same period a year ago. The table below summarizes operating costs for each operating facility in millions of dollars (expressed in Cdn $ millions):

	2005	2004(restated *1,2)
Saint Ambroise, Quebec	$13.3	$8.3

Saglek	—	$9.4

Cornwall, Ontario	$3.6	$3.3

Land filling	$1.8	$4.6

Belledune, New Brunswick	$0.8	$0.0

Total Operating Costs	$19.5	$25.6

*1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.

*2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statements for the years ended December 31, 2004 and 2003 for further explanation.
Cost per tonne year ended December 31, 2005 at the Company’s Quebec facilities decreased to $307 per tonne from $333 per tonne over last year. The decrease in costs per tonne occurred, because current year results do not include any costs relating to the Saglek contract which was completed in 2004. 28,000 tonnes from the Saglek site were processed in St. Ambroise in 2004. The balance of the Saglek operating costs represent site costs for excavating, packaging and washing contaminated material on site and transportation costs for material moved from Saglek to St. Ambroise, Quebec. These costs do not include any allocation of indirect or fixed overhead costs.
During the year ended Dec. 31, 2005, the Company’s Quebec facility ran at approximately 7.7 tonnes per hour compared to 10.2 tonnes per hour in 2004. The slower production rates were due to the nature of the material being processed.
Operating costs at the Company’s Cornwall facility were $3.6 million compared to $3.3 million for the prior year.

OTHER INCOME STATEMENT ITEMS
ADMINISTRATION AND BUSINESS DEVELOPMENT COSTS
Administration and business development costs were $14.1 million for the year ended December 31, 2005. The annual costs for 2005 reflect a charge of approximately $0.9 million ($0.75 million USD) related to the settlement of the shareholder class action. In the absence of this charge, administration and development costs would have been $13.2 million. In addition, insurance costs and permitting costs were approximately $0.92 million higher than in the prior year and these increases were offset by lower marketing and wage costs. Legal fees were down over 2004 as increased costs were incurred in 2004 related to the class action lawsuit.
This compares to administration and development costs of $15.8 million in 2004. The 2004 figures include severance charges of approximately $2.8 million and legal fees related to the shareholder class action of approximately $0.9 million.
Expressed in Cdn $ (millions)

	2005	2004
Insurance	$2.1	$1.2

Marketing and public relations	1.8	2.1

Office supplies and miscellaneous	0.5	1.6

Wages, salaries and management fees	4.2	2.8

Class action lawsuit	0.9	NIL

Professional fees	3.5	4.6

Severence and termination	NIL	2.8

Stock-based compensation	1.1	0.7

	$14.1	$15.8

AMORTIZATION
Amortization for the year ended December 31, 2005 was $4.3 million compared to $3.8 million a year ago. The increase relates to the accelerated amortization of certain assets and licenses including those purchased from Eli-Ecologic, which were being amortized on a straight-time basis over two years. These assets were fully amortized by December 2005.
INCOME TAXES
For the year ended December 31, 2005, recoverable taxes were $0.2 million on pre-tax loss of $24.9 million. This expense does not approximate statutory tax rates because certain expenses in the year are not deductible for tax purposes as well as a valuation allowance being set-up against the losses incurred asset impairment valuation of the Belledune facility of $8.7 million. It is uncertain whether the Company will be able to utilize these losses in the future. Other permanent differences, including the Company stock-based compensation and the settlement of the class action lawsuit, have contributed to lowering the tax recovery rate from the statutory rate of approximately 36.12%. These permanent differences are not deductible for tax purposes. Please refer to note 11 to the consolidated financial statements as at and for the years ended December 31, 2005 and 2004 for further explanation.
CASH FROM OPERATIONS
For the year ended December 31, 2005, cash used for operating activities before changes in operating working capital amounted to $4.2 million. Cash used for operating working capital was approximately $0.8 million for a net usage by operations of approximately $5.0 million for the year.

SUMMARY OF QUARTERLY RESULTS
The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (excepts per share data – basic and fully diluted):

	2005				2004(Restated *1,2)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	$8.8	10.4	6.2	3.9	4.9	12.5	5.0	8.2
Net Income/(Loss)	(20.2)	0.2	(1.4)	(3.6)	(5.6)	(5.9)	(1.7)	(.07)
Earnings Per Share – Basic	(0.94)	0.03	(0.07)	(0.17)	(0.32)	(0.33)	(0.11)	(0.06)
Earnings Per Share — Diluted	(0.94)	0.03	(0.07)	(0.17)	(0.32)	(0.33)	(0.11)	(0.06)

*1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.

*2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statements for the years ended December 31, 2004 and 2003 for further explanation.
LIQUIDITY AND CAPITAL RESOURCES
LIQUIDITY
At year end December 31, 2005, the Company had cash and equivalents of $7.8 million and working capital amounted to $20.1 million. The Company believes it has sufficient cash to meet working capital requirements and expects to generate sufficient cash over the next twelve months. These activities include, but are not limited to, the collection of its trade accounts receivable, recoveries of insurance claims for defence costs and recoveries of income taxes. Included in amounts receivable are amounts outstanding from one customer of approximately $4.8 million relating to claims for additional work performed pursuant to the contract which are in dispute with the customer. The Company believes it has sufficient external evidence to support collection of the claims amount of at least $4.8 million.

EXPENDITURE
For the year ended December 31, 2005, the Company invested approximately $1.6 million in capital assets, permits and other assets, compared to $28.3 million a year earlier. The primary investments were related to the construction of Belledune, soil-cooling system at RSI and building extension at MRR.
LONG-TERM LIABILITIES AND OTHER LONG-TERMS COMMITMENTS
The Company has approximately $2 million in long-term liabilities outstanding at year-end December 31, 2005. Most of these amounts relate to long-term termination and severance payments to former executives of the Company and will be paid out over the next 24 months in the case of the termination payments and the next 15 years in the case of pension payments. Note 7 of the annual financial statements describes the allocation of long-term liabilities to these various components. In addition to this amount, the Company has certain operating lease obligations that go beyond 2005. The table below summarizes these commitments.

Year ending December 31:	Commitment Amount
2006	$196,192
2007	174,239
2008	166,936
2009	161,536
2010	161,536

Total:	$860,439

OFF-BALANCE SHEET ARRANGEMENTS
The Company has pledged approximately $1.3 million to collateralize a letter of credit issued to the Ministry of Environment (Ontario). The Ministry of Environment requires financial assurance in the form of a letter of credit for storage capacity at the Company’s Cornwall facility. The 1.3 million is disclosed as restricted cash on the balance sheet. When the Company obtains its final operating permit for Belledune, it will need to provide a letter of credit to the government of New Brunswick of between $2.5 million and $5.0 million depending on the final permitted level of storage capacity.
FINANCIAL AND OTHER INSTRUMENTS
The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and if appropriate enters into a hedge arrangement. As of December 31, 2005 the Company had no foreign exchange contracts in place.

PROPOSED TRANSACTIONS
The Company currently does not have any proposed transactions.
TRANSACTIONS WITH RELATED PARTIES
In the year ended December 31, 2005, the Company expensed legal fees of $1,712,459 (2004 – $1,733,668) to two legal firms, of which two directors are associated.
In the year ended December 31, 2005, the Company expensed management fees of $104,167 (2004 – $336,642) to a company owned by a former director and officer of the Company.
During the year, the Company sold its 50% investment in a company to a related party for $250,000 including cash of $175,000 and land of $75,000. The land has not yet been recorded, as title has not yet been legally transferred.
The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
FOURTH QUARTER RESULTS
CONSOLIDATED FINANCIAL RESULTS
The consolidated net loss for the fourth quarter was $20.2 million or a net loss of $0.94 per share compared to a loss of $9.7 million or a loss of $0.53 per share in the fourth quarter of 2004. During the quarter the Company recorded a pre-tax impairment of $15.4 million for its Belledune assets. Construction of the new facility was completed in 2004 and during 2005, the Company anticipated that the site would be able to conduct test burns in order to receive its final operating permit. However, the Company did not conduct any test burns in 2005 and does not expect to obtain the final operating permit until mid-2006. The Company performed an impairment test on the recoverability of the assets at Belledune and wrote down the assets and permits related to this facility during the fourth quarter of 2005.
SALES
Sales for the fourth quarter of 2005 were $8.8 million compared to $4.9 million in the same period a year earlier. About 15,400 tonnes were processed at the Company’s Quebec facility and about 333,000 kilograms were processed at the Cornwall facility. As well, Bennett shipped about 2,039 tonnes of non-hazardous material to non-Company owned landfill sites. In the fourth quarter of 2005, the Company processed approximately 17,723 tonnes compared to 24,969 tonnes in 2004. Approximately 15,400 tonnes of soil was processed at the Quebec facility, while 333,000 kilograms of material was processed in Cornwall and the Company land filled

FOURTH QUARTER RESULTS (CONTINUED)
SALES
approximately 2,039 tonnes in the fourth quarter of 2005. The following table summarizes revenue by facility for the fourth quarter of 2005 compared to the same period in the prior year:
Expressed in Cdn $(millions)

	2005	2004 (restated 1)
Saint Ambroise, Quebec	$7.5	$2.7

Cornwall, Ontario	$1.1	$1.2

Land filling	$0.2	$1.0

Total Sales	$8.8	$4.9

1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation
In the fourth quarter of 2005, average revenue per tonne for soil processing was approximately $490 compared to $277 per tonne in the fourth quarter of 2004. Overall, the average revenue per tonne increased in 2005 because of the type of material remediated including the completion of the Saglek contract in 2004.
CONTRIBUTION MARGINS
For the quarter ended December 31, 2005, contribution margins (defined as sales less operating expenses) were $3.4 million compared to a negative contribution margin of $3.8 million in the same period a year earlier. On a per tonne basis, contribution margins improved to approximately $195 per tonne from a contribution margin of $15 per tonne in the same period last year.
While contribution margins were $3.4 million in the quarter, they were negatively impacted by high transportation costs and other energy-related costs. However, higher volumes offset these costs because fixed costs were absorbed over more tonnes, lowering overall unit costs. Production rates were approximately 10.4 tonnes per hour in the quarter, compared to 11.2 tonnes per hour in the fourth quarter of 2004.

OPERATING COSTS
Operating costs in the fourth quarter of 2005 were $5.3 million compared to $8.7 million for the same period a year ago. The table below summarizes operating costs for each operating facility in millions of dollars:

	2005	2004(restated 2)
Saint Ambroise, Quebec	$3.8	$6.9

Cornwall, Ontario	$1.1	$0.8

Land filling	$0.2	$1.0

Belledune, New Brunswick	$0.2	$0.0

Total Operating Costs	$5.3	$8.7

2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statement for the years ended December 31, 2004 and 2003 for further explanation.
Cost per tonne in the fourth quarter of 2005 at the Company’s Quebec facilities decreased to $255 per tonne from $709 per tonne in the fourth quarter of 2004. The decrease in costs was the result of costs related to the Saglek contract incurred in 2004.
During the quarter, the Company’s Quebec facility ran at approximately 10.4 tonnes per hour in 2005 compared to 11.2 tonnes per hour in the fourth quarter of 2004. The production rate for the fourth quarter of 2005 is consistent with the same quarter of 2004.
Operating costs at the Company’s Cornwall facility were $1.1 million and increased from the prior year as a result of reserves for remediation of debris on hand at December 31, 2005.
OTHER INCOME STATEMENTS ITEMS
ADMINISTRATION AND BUSINESS DEVELOPMENT COSTS
Administration and business development costs were $4.7 million in the fourth quarter of 2005. This compares to administration and development costs of $4.5 million in the fourth quarter of 2004. The 2005 quarterly figures include additional professional fees for the SEC and OSC investigations, audit and Sarbanes-Oxley compliance work of approximately $0.5 million. The 2004 quarterly figures include severance charges of approximately $2.0 million and legal fees related to the shareholder class action of approximately $0.9 million.

AMORTIZATION
Amortization for the fourth quarter of 2005 was $0.8 million compared to $1.6 million a year ago. The decrease relates to the accelerated amortization of certain assets and licenses including those purchased Eli-Ecologic, which are being amortized on a straight-time basis over two years. These assets were fully amortized by December 2005.
INCOME TAXES
For the fourth quarter year ended December 31, 2005, income taxes were $3.0 million on a pre-tax loss of $17.2 million. This expense does not approximate the statutory tax rate of approximately 36.12%. A valuation allowance, as a result of the asset impairment of the Belledune facility, has been established for $8.7 million. Certain permanent differences, including stock-based compensation and the attainment of the class action lawsuit, have reduced the effective tax recovery rate from the statutory rate. These permanent differences are not deductible for tax purposes.
CASH FROM OPERATIONS
For the quarter ended December 31, 2005, cash used for operating activities before changes in operating working capital amounted to $0.9 million. Cash generated by operating working capital was approximately $3.4 million for a net generation from operations of approximately $2.5 million for the quarter. The principal generation of cash from operating working capital in the quarter was the collection of income tax recoveries.
CONTINGENCIES
(a) Judicial Review of Minister Decision:
On May 20, 2004 the Company received a report from the federal Canadian Environment Assessment Agency (the “CEAA”) which confirmed that there was no reason to conclude that the Company’s facility at Belledune, New Brunswick would likely cause significant adverse transboundary environmental effects. The study team was comprised of experts from Fisheries and Oceans Canada, Environment Canada, Health Canada, Indian and Northern Affairs Canada and the CEAA.
Despite the findings of this report, the former federal Minister of the Environment, the Hon. David Anderson, referred the project to a CEAA federal review panel to assess the potential transboundary environmental effects of the Belledune facility. The Company applied to the Federal Court of Canada for a judicial review of the legality of the Minister’s decision to refer this project to a review panel.

CONTINGENCIES (CONTINUED)
(a) Judicial Review of Minister Decision:
On August 19, 2004, the Federal Court of Canada granted the Company’s application and overruled the decision by the former federal Minister of Environment to refer the project to a review panel. The federal Minister of Environment has appealed the Federal Court of Canada decision to the Federal Court of Appeal.
On July 19, 2005, the Federal Court of Appeal upheld the Federal Court Judge Harrington’s order to overrule the decision by the former Environment Minister, the Hon. David Anderson, to form a panel to review the Company’s thermal oxidizer in Belledune, New Brunswick.
On September 16, 2005, the Minister of the Environment, The Hon. Stephane Dionne, accepted the July 19, 2005 Federal Court of Appeal decision, and will not be seeking leave to appeal the Supreme Court of Canada. As a result of the decision, there are no further matters impacting the Company.
(b) Manville, New Jersey (Federal Creosote Contracts):
In June 2003, the Company announced that it had been awarded a subcontract (the “2003 Phase III Contract”) to treat 300,000 tons (plus or minus 15%) of soil contaminated with wood treatment chemicals such as creosote, from the Federal Creosote Superfund Site (the “FC Site”) in Manville, New Jersey. The 2003 Phase III contract is an indefinite delivery/indefinite quantity (“ID/IQ”) contract.
Shortly after the award of the 2003 Phase III Contract, an unsuccessful bidder lodged a protest of the award with United States Army Corps of Engineers (the “Corps”), which supervises the contractors on the FC Site and is responsible for the remediation process and consents to the award of subcontracts under U.S. government procurement regulations.
The Corps alleges, and the Company disputes, that the Corps withdrew its consent to the award of the 2003 Phase III Contract to the Company, although it consented to ship up to 10,000 tons of soil to the Company for treatment under the 2003 Phase III Contract. The principal contractor on the FC Site did not take any action to cancel the 2003 Phase III Contract, or otherwise notify the Company of the Corps’ actions. The Company began receiving shipments against the 2003 Phase III Contract in August 2003.
After the unsuccessful bidder’s protest of the 2003 Phase III Contract, the principal contractor issued an Invitation for Bids (“IFB”) in November 2003 for an ID/IQ contract for thermal remediation. The IFB provided for a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons. The company bid on the IFB in December 2003, and was notified in early 2004 that it was the low bidder. During and after the bidding process, the Company repeatedly asked the principal contractor to state whether the IFB supplemented or replaced the 2003 Phase III Contract. The principal contractor did not respond to these queries. To benefit from deliveries from the FC site, the Company elected to participate in the contract process, while continuing to seek clarification from the principal contractor and the Corps regarding the IFB. Without

CONTINGENCIES (CONTINUED)
(b) Manville, New Jersey (Federal Creosote Contracts):
waiving any of its rights under the 2003 Phase III Contract, on June 3, 2004 the Company entered into an ID/IQ subcontract (the “2004 Phase III Contract”) with a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons for the same type of services as were covered by the 2003 Phase III Contract. The 2004 Phase III Contract is on less favourable economic terms than the 2003 Phase II Contract but is consistent with pricing under FC Site contracts concluded before the 2003 Phase III Contract. On July 22, 2004, the Company announced that, based on correspondence received from the Corps, all future shipments from the FC Site will be delivered under the 2004 Phase III Contract.
Currently, a number of agencies ranging from municipal to federal and including the United States Environmental Protection Agency (the “EPA”) are conducting studies to determine the extent of excavation required at the FC Site in order to remove soil contaminants including creosote. The extent of the excavation is ultimately expected to be dependent upon a number of factors including a decision by municipal authorities as to the future use of the land and United States federal government funding restrictions imposed on the EPA. The Company is awaiting a definitive design plan from the EPA to better evaluate the prospects for additional contracts for the FC Site. The extent of the excavation will be factored into the definitive design plan for the FC Site and will be a primary factor in determining the tonnage of soil to be treated by the Company.
There is no financial statement impact as a result of this matter.
(c) Class Action:
On July 30, 2004, a class action lawsuit was filed in the United States against the Company and certain officers. A total of 12 similar actions have been filed to this date. Plaintiffs filed a Consolidated Amended Complaint on December 23, 2004. That complaint asserts claims under sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934. as amended, and Securities and Exchange Commission Rule 10b-5 based on the Company’s public statements concerning the Company’s subcontract for Phase III of the Manville, New Jersey federal creosote soil remediation project.
The consolidated complaint names as defendants the Company, its former Chairman and Chief Executive Officer John Bennett, its current Chief Executive Officer Allan Bulckaert, its former Vice President of Engineering and Business Development Danny Ponn, its former Chief Financial Officer Richard Stern and its former Vice President of Sales and Marketing for the United States Robert Griffiths.
Plaintiffs purport to assert their claims on behalf of a class of purchasers of the Company’s securities from June 2, 2003 to July 22, 2004, inclusive, and on behalf of a subclass of purchasers of the Company’s securities in a private placement that closed on January 24, 2004. All defendants have filed motions to dismiss the consolidated amended complaint.

CONTINGENCIES (CONTINUED)
(c) Class Action:
Before argument of the motions to dismiss, the Company, its insurance companies and counsel for plaintiffs entered into a memorandum of understanding regarding the proposed settlement of the action. A stipulation of settlement was entered into among all of the parties to the consolidated action as of October 25, 2005. Under the settlement, the action would be dismissed with prejudice and the defendants and other released parties would receive a release of claims that were or could have been asserted by members of the class in exchange for a cash payment of U.S. $9,750,000, to be paid by the Company and its insurers, of which U.S. $9,000,000 was paid by the Company’s insurance providers. The full amount of the settlement payment was paid into an escrow account in September 2005, by the Company and its insurers. Following notice to class members, at a hearing on January 13, 2006, the Court stated that the settlement would be approved on the terms agreed among the parties. The Court entered its order and final judgment to this effect on February 21, 2006. Under the Federal Rules of Civil Procedure, the time to file a notice of appeal from the order and final judgment expired on March 23, 2006 without any further issue.
(d) Regulatory Investigations:
(i) On January 29, 2004, the Company announced that it was in discussions with Ontario Securities Commission (the “OSC”) concerning a disclosure issue raised by the OSC staff arising from information disclosed in response to questions posed in a telephone call with a research analyst after the release of the Company’s 1999 annual results in March 2000. OSC staff suggested that some of the information conveyed in response to the analyst’s questions had not been publicly disclosed and might have been material. The Company has not received any further queries from the OSC staff on this matter since September 30, 2004.
(ii) On July 30, 2004, the Company was informed by the OSC that it was investigating the trading of shares of the Company prior to (i) the disclosure on March 29, 2004 relating to delays in shipments of soil from the two largest customers of the Company which caused an unscheduled shut down of the Company’s plant in Saint Ambroise, Quebec, and (ii) the disclosure on July 22, 2004 regarding the status of the Phase III contracts to treat contaminated soil from the FC Site. The OSC requested a detailed written chronology of the events which resulted in the announcements on March 29, 2004 and July 22, 2004.
On August 26, 2004, the OSC requested further information and documents relating to (i) the Saglek Labrador project for the Department of National Defense, (ii) the timely disclosure of the Federal Court of Canada decision to quash the decision of the former federal Minister of Environment to refer the Company’s project in Belledune, New Brunswick to a federal review panel, and (iii) the Company’s customer contract backlog status, projected soil volume to be processed in the third quarter of 2004 and the plans for the Belledune facility.

CONTINGENCIES (CONTINUED)
(d) Regulatory Investigations:
On August 19, 2004, the Company was advised by the Toronto Stock Exchange (‘TSX”) that the TSX was also investigating the Company’s July 22, 2004 announcement regarding the status of the Phase III contracts to treat contaminated soil from the FC Site. The TSX requested certain information in connection with its investigation.
The Company provided the requested information and documents in respect to each of the above requests to the OSC and the TSX on September 30, 2004. The Company has not received any further queries from OSC or the TSX on these matters.
(iii) In a letter dated August 23, 2004, the United States Securities and Exchange Commission (the “SEC”) advised the Company that the SEC is conducting an informal inquiry of the Company. The SEC requested that the Company voluntarily produce certain records and oral testimony, and the Company is cooperating with the request. According to the notice, “[t]his request is confidential and should not be construed as an indication by the Commission or its staff that any violation of the Federal Securities laws has occurred, nor should it be construed as a reflection upon any security, person or entity.” The SEC subsequently obtained a judicial order opening a formal investigation and authorizing it to depose witnesses. This matter is ongoing and the Company is continuing to co-operate with the SEC in this matter.
(iv) In a letter dated September 3, 2004, the Company received notice from the NASD Regulatory Division (the “NASD”), on behalf of the American Stock Exchange (the “AMEX”), that it is conducting a review of certain transactions in the Company’s common shares which occurred prior to the Company’s announcement on July 22, 2004 of the loss in its second quarter of 2004. According to the notice, “this is a routine review and should not be construed as an indication that any violations of Federal Securities laws or Exchange rules have occurred, on an adverse reflection on the Company, its securities or any individual who effected transactions in such securities.” On December 22, 2004, the Company received a request for additional information to which the Company responded on February 11, 2005. The Company has not received any further queries with respect to this matter.
(v) The Company and certain of the current officers and former officers received a letter dated February 11, 2005 from the OSC giving such officers and directors the opportunity to provide written submissions to the OSC before the OSC determines to commence enforcement proceedings. The OSC stated in the letter to the Company that it was of the view that the Company failed to disclose the change in status of the contract that the Federal Creosote Site, and made allegations of illegal insider trading. Submissions were submitted to the OSC by March 17, 2005. This matter is ongoing and the Company is continuing to co-operate with the OSC on this matter.
(vi) On March 16, 2005, the Company received a letter from the TSX alleging that the Company had breached the TSX’s timely disclosure policy by failing to promptly disclose the change of the status of the 2003 Phase III Contract in August 2003 after the

CONTINGENCIES (CONTINUED)
(d) Regulatory Investigations:
Company’s original press release of the award of the 2003 Phase III Contract on June 2, 2003. The TSX also alleged in the letter that the Company did not provide balanced disclosure by failing to disclose the removal of the Company from certain indices. The Company’s disclosure committee along with key management attended a timely disclosure education session on May 13, 2005.
(vii) On December 22, 2005, the Company received a letter from the OSC inquiring about the revenue recognition of the Company. Specific questions were raised in regards to the compensation program in place at the Cornwall facility. A letter of response was sent dated January 5, 2006. On January 19, 2006, the Company received a response to their January 5, 2006 letter, stating that their review was complete and they had no further comments on the issues discussed.
(viii) In September 2005, the Company received a letter from the SEC as part of their continuous disclosure review. The Company has responded to this initial letter and has received subsequent follow-up letters that latest being in January 2006. The Company has responded to the latest letter and is awaiting the response from the SEC.
(ix) In April 2006, the Company received a letter form the OSC as part of their continuous disclosure review. The Company is in the process of preparing its response to this letter.
(e) Quebec Order
On September 17, 2004, RSI received a Preliminary Notice to the issuance of an Order from the Quebec Ministry of Sustainable Development and Parks (formerly the Quebec Ministry of the Environment) concerning the RSI plant in Saint-Ambroise. The Preliminary Notice alleges that increases in levels of dioxins and furans measured in soils near the RSI plant are attributable to RSI. If issued, the Order seeks to require RSI to limit its emissions of dioxins and furans, to install equipment to further monitor the emissions and to transmit the collected data to the Ministry.
On November 1, 2004, RSI filed its observations with respect to the allegations contained in the Preliminary Notice, The Company disputes allegations contained in the Preliminary Notice. In support of its positions, the Company commissioned several qualified third-party experts to review the allegations contained in the Preliminary Notice. The experts retained support of the Company’s position that other sources may have contributed to increase in levels of dioxins and furans in the soil around the RSI plant.
Since the filing of its observations, RSI has exchanged correspondence and has had several discussions with the Ministry. Recently, at a meeting held on February 9, 2005, the Company met with Ministry officials where they asked the Company to develop an action plan to address the concerns raised in the Preliminary Notice. The Company developed an action plan that it

CONTINGENCIES (CONTINUED)
(e) Quebec Order
believes addresses the Ministry’s concerns, while at the same time allows it to remain commercially competitive. The action plan was submitted to the Ministry on February 21, 2005. Subsequently, there was a submission of an amended action plan on March 21, 2005.
On December 5, 2005, the Quebec ministry of Sustainable Development (“MSDEP”), Environment and Parks issued a new amended Certificate of Authorization to Recupere Sol Inc. for the operations of it facility located in St. Ambroise, Quebec. Bennett Environmental Inc. has been notified by the MSDEP that it will not take further action with respect to the Prior Notice issued on September 16, 2004 and that it will not issue an order against Recupere Sol Inc.
(f) Other
(i)In the ordinary course of business, lawsuits have been filed against and by the Company. In the opinion of management, the outcome of the lawsuits now pending, will involve amounts that would not have a material adverse effect on the consolidated position of the Company. However, should any loss result from the resolution of these claims, such loss would be charged against income in the year the claim is resolved.
(ii)During a routine audit, the Ministry of Revenu Quebec (MRQ) identified in a letter, that our subsidiary in Quebec has incorrectly deducted input tax credits for QST related to utilities. QST legislation denies such input tax credits for service-type businesses. A proposed adjustment letter was received by the Company dated December 8, 2005 for $1,086,900.
A letter dated February 7, 2006 has been filed with the Interpretation Department of the Commodity tax services of the Ministry of Revenue of Quebec. The Company believes that it is entitled to input tax credits on electricity, gas, fuel and steam used for soil decontamination. The Company continues to work with its tax consultants and the MRQ to resolve the issues. The Company has accrued $113,054 of the proposed adjustment for amounts where management believes the MRQ is correct in their assessment.
CRITICAL ACCOUNTING ESTIMATES
The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and makes estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates and judgements, including those related to revenue recognition, adequacy of allowance for doubtful accounts, deferred permitting costs, and future income taxes. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates. Senior management has discussed, with the Company’s audit committee, the development, selection,

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)
and disclosure of accounting estimates used in preparation of our consolidated financial statements.
The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:
•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. The Company considers factors such as a customer’s creditworthiness, past transaction history, current economic industry trends and changes in customer payment terms when determining if collection is reasonably assured. If these factors indicate collection is not reasonably assured, revenue is deferred until collection is reasonably assured or the Company may increase its allowance for doubtful accounts.

•	The Company capitalizes deferred permitting costs during the application process and amortizes these costs over the expected life of the permit. The Company evaluates the carrying costs of these permits on a regular basis to determine whether a change in the carrying value of the deferred permitting costs has occurred. The Company considers factors such as the likelihood of obtaining a final operating permit, market conditions, and changes in environmental legislation to determine if the carrying costs can reasonably be recovered. If these factors indicate that an impairment in the carrying costs of the permitting costs has occurred, the Company may increase the amortization of the deferred permitting costs.

•	Revenues from the Saglek Labrador long-term, fixed price contract was recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs. Estimates of the total costs of significant projects were reviewed on an ongoing basis and adjustments to the revenue recognition ratio were made as required. The Company currently has no contracts accounted for under the percentage of completion method.

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)
•	The Company evaluates its future income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, the Company will provide for a valuation allowance. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences or loss carry-forward amounts can be utilized. The Company considers future taxable income and tax planning strategies in making its assessment. If this assessment indicates that the Company’s ability to realize future tax assets changes, it could make an adjustment to these assets that would be charged to income.
•	The company uses an estimate of the related undiscounted cash flows, excluding interest, over the remaining life of the property and equipment and long-lived assets in assessing their recoverability. The company measures impairment loss as the amount by which the carrying amount of the asset(s) exceeds the fair value of the asset(s).
CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness, design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2005. The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and communicate to our management as appropriate to allow discussions regarding required disclosure. Upon such review, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005.
(b) Changes in Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In late 2004 and subsequent to the periods covered by this report, during 2005, under new management, the Company took certain steps to improve its internal control over financial reporting. These improvements included:
•	strengthening the accounting and auditing department, including appointing new Chief Financial Officer in September 2004, hiring new corporate controller with external audit

CONTROLS AND PROCEDURES (CONTINUED)
(b) Changes in Internal Control Over Financial Reporting
•	and public company experience in January 2005 and adding three new positions to accounting department: accounting manager (2005), financial analyst (2006) and accounts payable clerk (2005);

•	engaging outside independent consultants to assist in the evaluation, design and implementation of improved internal controls;

•	adopting a revised/formal policy on revenue recognition;

•	improving segregation of duties of accounting staff;

•	providing training sessions to accounting staff on applicable accounting guidance;

•	moving the accounting department from Vancouver, British Columbia to the Company’s head office in Oakville, Ontario and centralizing accounting and payroll functions;

•	providing formal review and analysis of quarterly accounting issues and related literature to Audit Committee members;

•	including a formal agenda item on Audit Committee and Board of Director meeting agendas to report on the progress of projects and a summary of variance items on both revenues and costs;

•	implementing new accounting software systems;

•	adopting a monthly budget reporting system for each location and a system of providing monthly financial reporting package per site for review by senior management; and

•	adopting accounting review systems including review and approval of payroll registers, conducting daily bank reconciliations and using a month-end closing checklist.
Other than as discussed above, there was no change in the Company’s internal control over financial reporting that occurred during the periods covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
SHARE CAPITAL
The number of common shares outstanding year at May 31, 2006 was 21,573,440, compared to 21,427,440 in 2004. In addition, there were 1,023,001 stock options outstanding at May 31, 2005 exercisable at prices ranging between $2.67 to $22.05 a share.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2005, the Company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities (“VIEs”), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard did not have any impact on the consolidated interim financial statements.
OUTLOOK
The Company has not provided financial guidance for the 2006 year.
RISK FACTORS
Information on “Risk Factors” can be found in the Company’s Annual Information Form for the fiscal year ended December 31, 2005.
FORWARD LOOKING STATEMENTS
Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements are such words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties. The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.